UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION


In the Matter of

Northeast Utilities                                             Quarterly
The Connecticut Light and Power Company                        Certificate as
Western Massachusetts Electric Company                          to Partial
Holyoke Water Power Company                                    Consummation
Northeast Nuclear Energy Company                                   of
Northeast Utilities Service Company                            Transaction
Rocky River Realty Company

Berlin, Connecticut

File No. 70-7111

(Public Utility Holding Company Act of 1935)


     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies issued and sold short-term debt, entered into system money pool transactions, and made capital contributions, all in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration filed by the Company is this proceeding and the Securities and Exchange Commission Order dated December 27, 1990 with respect thereto.

     The following attachments contain the required information regarding the issuance and sale of short-term debt, system money pool transactions, and capital contributions for the fourth quarter of 1995:




























ATTACHMENT

1    NORTHEAST UTILITIES SUMMARY SHEET
     NORTHEAST UTILITIES
     BANK BORROWINGS

2    THE CONNECTICUT LIGHT AND POWER COMPANY
     SUMMARY SHEET

     THE CONNECTICUT LIGHT AND POWER COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     THE CONNECTICUT LIGHT AND POWER COMPANY
     BANK BORROWINGS

3    WESTERN MASSACHUSETTS ELECTRIC COMPANY
     SUMMARY SHEET

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     BANK BORROWINGS

4    HOLYOKE WATER POWER COMPANY
     SUMMARY SHEET

5    NORTHEAST NUCLEAR ENERGY COMPANY
     SUMMARY SHEET

6    NORTHEAST UTILITIES SERVICE COMPANY
     SUMMARY SHEET

     NORTHEAST UTILITIES SERVICE COMPANY
     BANK BORROWINGS

7    ROCKY RIVER REALTY COMPANY
     SUMMARY SHEET

8    NORTH ATLANTIC ENERGY COMPANY
     SUMMARY SHEET

9    PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

10   NORTHEAST UTILITIES MONEY POOL

11   CAPITAL CONTRIBUTIONS

Dated as of December 31, 1995

          Northeast Utilities Service Company

          /s/ Robert C. Aronson
          Assistant Treasurer



ATTACHMENT 1
COMPANY:   Northeast Utilities
PERIOD:  October 1,  1995 through December 31, 1995
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:  $-0-
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $110,000,000
THERE WAS $0 OF COMMERCIAL PAPER AND $57,500, 000  SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1995.
MONEY POOL BALANCE ON December 31, 1995:  Invested ($9,675,000)

                                          AMOUNT
     NAME OF BANK                           $          DATE SOLD

BANCA NAZIONALE DEL LAVARO              5,000,000      10/04/95
BANCA NAZIONALE DEL LAVARO             10,000,000      10/06/95
BANCA NAZIONALE DEL LAVARO             15,000,000      10/13/95
THE CONNECTICUT BANK AND TRUST CO.     15,000,000      10/13/95
UNION TRUST COMPANY                     5,000,000      10/13/95
*BANCA NAZIONALE DEL LAVARO             5,000,000      10/18/95
THE CONNECTICUT BANK AND TRUST CO.      5,000,000      10/18/95
*THE CONNECTICUT BANK AND TRUST CO.    25,000,000      10/20/95
INDUSTRIAL BANK OF JAPAN                5,000,000      10/26/95
*BANCA NAZIONALE DEL LAVARO            15,000,000      10/27/95
INDUSTRIAL BANK OF JAPAN                7,000,000      10/27/95
*UNION TRUST COMPANY                    5,000,000      10/27/95
HARTFORD NATIONAL BANK AND TRUST CO.   15,000,000      11/03/95
*BANCA NAZIONALE DEL LAVARO            15,000,000      11/17/95
HARTFORD NATIONAL BANK AND TRUST CO.    4,500,000      11/17/95
INDUSTRIAL BANK OF JAPAN               30,000,000      11/27/95
THE CONNECTICUT BANK AND TRUST CO.      5,000,000      11/27/95
HARTFORD NATIONAL BANK AND TRUST CO.   10,000,000      12/01/95
HARTFORD NATIONAL BANK AND TRUST CO.   15,000,000      12/01/95
*BANCA NAZIONALE DEL LAVARO            15,000,000      12/08/95
*BANCA NAZIONALE DEL LAVARO            15,000,000      12/11/95
THE CONNECTICUT BANK AND TRUST CO.     15,000,000      12/11/95
BANCA NAZIONALE DEL LAVARO              5,000,000      12/20/95
INDUSTRIAL BANK OF JAPAN               15,000,000      12/20/95
BANCA NAZIONALE DEL LAVARO             10,000,000      12/21/95
BANCA NAZIONALE DEL LAVARO              5,000,000      12/27/95
THE CONNECTICUT BANK AND TRUST CO.     10,000,000      12/27/95
HARTFORD NATIONAL BANK AND TRUST CO.   12,500,000      12/29/95
THE CONNECTICUT BANK AND TRUST CO.     10,000,000      12/29/95
UNION TRUST COMPANY                     5,000,000      12/29/95

*REPRESENTING REFINANCING OF MATURING LOANS
NORTHEAST UTILITIES
BY
ITS ASSISTANT TREASURER
DATED DECEMBER 31, 1995











ATTACHMENT 2
COMPANY:  The Connecticut Light and Power Company
PERIOD:  October 1, 1995 through December 31, 1995
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $15,000,000
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                      $70,000,000
THERE WAS $0 OF COMMERCIAL PAPER AND $41,500,000 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1995.
MONEY POOL BALANCE ON December 31, 1995:  Borrowed $10,250,000
                          AMOUNT
NAME OF BANK                $           DATE SOLD
BANK OF AMERICA          12,000,000     10/02/95
TORONTO DOMINION BANK    12,000,000     10/02/95
TORONTO DOMINION BANK    12,000,000     10/02/95
BANK OF AMERICA           5,000,000     10/04/95
*BANK OF AMERICA          5,000,000     10/05/95
*BANK OF AMERICA          5,000,000     10/06/95
BANK OF AMERICA          10,000,000     12/18/95
TORONTO DOMINION BANK    10,000,000     12/18/95
BANK OF AMERICA          10,000,000     12/20/95
TORONTO DOMINION BANK    10,000,000     12/20/95
TORONTO DOMINION BANK    15,000,000     12/21/95
BANK OF AMERICA          10,000,000     12/22/95
TORONTO DOMINION BANK    10,000,000     12/22/95
THE CONNECTICUT BANK     10,000,000     12/26/95
AND TRUST CO.
*TORONTO DOMINION BANK   10,000,000     12/26/95
TORONTO DOMINION BANK    15,000,000     12/26/95
*TORONTO DOMINION BANK   10,000,000     12/28/95
BANK OF AMERICA           6,500,000     12/29/95
*REPRESENTING REFINANCING OF MATURING LOANS
DATED DECEMBER 31, 1995
          THE CONNECTICUT LIGHT AND POWER COMPANY
          BY ITS ASSISTANT TREASURER

February 1, 1996

Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  The Connecticut Light and Power Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Connecticut Light and Power company as specified by the Securities and Exchange Commission.

     In connection with the private distribution of commercial paper of Connecticut Light and Power Company, from October 1, 1995 to December 31, 1995, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Geoffrey F. Feldkamp
          Lehman Brothers

ATTACHMENT 3
COMPANY:  Western Massachusetts Electric Company
PERIOD:  October 1, 1995 through December 31, 1995
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $-0-
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS $0 OF COMMERCIAL PAPER AND $0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1995
MONEY POOL BALANCE ON December 31, 1995:   Borrowed $24,050,000
                    AMOUNT
NAME OF BANK           $           DATE SOLD
NONE
*REPRESENTS REFINANCING OF MATURITY LOANS
DATED DECEMBER 31, 1995
WESTERN MASSACHUSETTS ELECTRIC COMPANY
BY ITS ASSISTANT TREASURER

February 1, 1996
Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  Western Massachusetts Electric Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Western Massachusetts Electric Company as specified by the Securities and Exchange Commission.

     In connection with the private distribution of commercial paper of Western Massachusetts Electric Company, from October 1, 1995 to December 31, 1995, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Geoffrey F. Feldkamp
          Lehman Brothers

ATTACHMENT 4
COMPANY:  Holyoke Water Power Company
PERIOD:  October 1, 1995 through December 31, 1995
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1995.
MONEY POOL BALANCE ON December 31, 1995:  Invested ($7,000,000)







ATTACHMENT 5
COMPANY:  Northeast Nuclear Energy Company
PERIOD:  October 1, 1995 through December 31, 1995
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1995.
MONEY POOL BALANCE ON December 31, 1995:  Invested ($27,000,000)

ATTACHMENT 6
COMPANY:  Northeast Utilities Service Company
PERIOD:  October 1, 1995 through December 31, 1995
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1995.
MONEY POOL BALANCE ON December 31, 1995:  $0

ATTACHMENT 7
COMPANY:  Rocky River Realty Company
PERIOD:  October 1, 1995 through December 31, 1995
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1995.
MONEY POOL BALANCE ON December 31, 1995:  Borrowed $16,500,000

ATTACHMENT 8
COMPANY:  North Atlantic Energy Company
PERIOD:  October 1, 1995 through December 31, 1995
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1995.

MONEY POOL BALANCE ON December 31, 1995:  Borrowed:  $8,000,000
                                          Invested: ($2,500,000)
                                          Net:       $5,500,000











ATTACHMENT 9
COMPANY:  Public Service Company of New Hampshire
PERIOD:  October 1, 1995 through December 31, 1995
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1995.
MONEY POOL BALANCE ON December 31, 1995:  Invested ($19,100,000)


















































        ATTACHMENT 10
NORTHEAST UTILITIES SYSTEM MONEY POOL
$000s
MONTH: OCT 1995
NUMBER OF DAYS: 31
               CL&P  WMECO   HWP   NNECO RRR  QUINN   PSNH    NAEC  HEC    NU      TCI  AGENT
CONS. BAL    -60550  -22000  6750  20750 -18100 -4700 131000  12250 -2625  2625

1 Begin Bal  -81650  -28250  7250  16750 -17250 -4600 105500   2250 -2625  2625      0     0
Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
1 End Bal    -81650  -28250  7250  16750 -17250 -4600 105500   2250 -2625  2625      0

Contribute    10350       0     0      0      0     0      0  10500     0     0      0 20850
Borrowed          0       0   250   3500    100     0  17000      0     0     0      0 20850
2 End Bal    -71300  -28250  7000  13250 -17350 -4600  88500  12750 -2625  2625      0

Contribute     1000       0     0      0      0     0   2000      0     0     0      0  3000
Borrowed          0    2000   250    750      0     0      0      0     0     0      0  3000
3 End Bal    -70300  -30250  6750  12500 -17350 -4600  90500  12750 -2625  2625      0

Contribute        0    1500     0      0      0     0   3000      0     0     0      0  4500
Borrowed       2750       0   250   1500      0     0      0      0     0     0      0  4500
4 End Bal    -73050  -28750  6500  11000 -17350 -4600  93500  12750 -2625  2625      0

Contribute        0    1000     0      0      0     0   2500      0     0     0      0  3500
Borrowed       3500       0     0      0      0     0      0      0     0     0      0  3500
5 End Bal    -76550  -27750  6500  11000 -17350 -4600  96000  12750 -2625  2625      0

Contribute        0       0     0      0      0     0   2500      0     0     0      0  2500
Borrowed        500    1500     0    500      0     0      0      0     0     0      0  2500
6 End Bal    -77050  -29250  6500  10500 -17350 -4600  98500  12750 -2625  2625      0

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
7 End Bal    -77050  -29250  6500  10500 -17350 -4600  98500  12750 -2625  2625      0

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
8 End Bal    -77050  -29250  6500  10500 -17350 -4600  98500  12750 -2625  2625      0

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
9 End Bal    -77050  -29250  6500  10500 -17350 -4600  98500  12750 -2625  2625      0
Contribute        0     750     0      0      0     0   1500      0     0     0      0  2250
Borrowed          0       0     0   2250      0     0      0      0     0     0      0  2250
10 End Bal   -77050  -28500  6500   8250 -17350 -4600 100000  12750 -2625  2625      0

Contribute    14000    3000     0      0      0     0   4000      0     0     0      0 21000
Borrowed          0       0     0   4000      0     0      0      0     0     0  17000 21000
11 End Bal   -63050  -25500  6500   4250 -17350 -4600 104000  12750 -2625  2625 -17000

Contribute     5000    1000     0      0      0     0   4000      0     0     0      0 10000
Borrowed          0       0     0   1000      0     0      0      0     0     0   9000 10000
12 End Bal   -58050  -24500  6500   3250 -17350 -4600 108000  12750 -2625  2625 -26000

Contribute     5500       0     0      0      0     0      0      0     0     0      0  5500
Borrowed          0    2000   250   2250   1000     0      0      0     0     0      0  5500
13 End Bal   -52550  -26500  6250   1000 -18350 -4600 108000  12750 -2625  2625 -26000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
14 End Bal   -52550  -26500  6250   1000 -18350 -4600 108000  12750 -2625  2625 -26000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
15 End Bal   -52550  -26500  6250   1000 -18350 -4600 108000  12750 -2625  2625 -26000

Contribute        0    2500     0      0    500     0    500      0     0     0      0  3500
Borrowed       1500       0     0   2000      0     0      0      0     0     0      0  3500
16 End Bal   -54050  -24000  6250  -1000 -17850 -4600 108500  12750 -2625  2625 -26000

Contribute    15500    3000     0      0      0     0   8500      0     0     0      0 27000
Borrowed          0       0     0   1000      0     0      0      0     0     0  26000 27000
17 End Bal   -38550  -21000  6250  -2000 -17850 -4600 117000  12750 -2625  2625 -52000

Contribute    12000    3000     0   7000      0     0   9000      0     0     0      0 31000
Borrowed          0       0     0      0      0     0      0      0     0     0  31000 31000
18 End Bal   -26550  -18000  6250   5000 -17850 -4600 126000  12750 -2625  2625 -83000

Contribute        0       0     0  20000      0     0      0      0     0     0      0 20000
Borrowed      10000    5000     0      0      0     0   5000      0     0     0      0 20000
19 End Bal   -36550  -23000  6250  25000 -17850 -4600 121000  12750 -2625  2625 -83000

Contribute        0       0   500      0      0     0      0      0     0     0  52000 52500
Borrowed      13750    1000     0    750      0     0   1500      0     0     0  35500 52500
20 End Bal   -50300  -24000  6750  24250 -17850 -4600 119500  12750 -2625  2625 -66500

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
21 End Bal   -50300  -24000  6750  24250 -17850 -4600 119500  12750 -2625  2625 -66500

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
22 End Bal   -50300  -24000  6750  24250 -17850 -4600 119500  12750 -2625  2625 -66500

Contribute     8000    1500     0      0      0     0   1500      0     0     0  31000 42000
Borrowed          0       0     0   2000      0     0      0      0     0     0  40000 42000
23 End Bal   -42300  -22500  6750  22250 -17850 -4600 121000  12750 -2625  2625 -75500

Contribute    15500    2000     0      0      0     0   3000      0     0     0  35500 56000
Borrowed          0       0     0   5000      0     0      0      0     0     0  51000 56000
24 End Bal   -26800  -20500  6750  17250 -17850 -4600 124000  12750 -2625  2625 -91000

Contribute        0    1000   250      0      0     0   2000      0     0     0  40000 43250
Borrowed       3000       0     0      0      0     0      0    250     0     0  40000 43250
25 End Bal   -29800  -19500  7000  17250 -17850 -4600 126000  12500 -2625  2625 -91000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
26 End Bal   -29800  -19500  7000  17250 -17850 -4600 126000  12500 -2625  2625 -91000

Contribute     2000       0     0      0      0     0   1500      0     0     0  51000 54500
Borrowed          0       0     0   2500      0     0      0      0     0     0  52000 54500
27 End Bal   -27800  -19500  7000  14750 -17850 -4600 127500  12500 -2625  2625 -92000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
28 End Bal   -27800  -19500  7000  14750 -17850 -4600 127500  12500 -2625  2625 -92000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
29 End Bal   -27800  -19500  7000  14750 -17850 -4600 127500  12500 -2625  2625 -92000

Contribute     7250       0     0      0      0     0    500      0     0     0  40000 47750
Borrowed          0       0   250   4000      0     0      0      0     0     0  43500 47750
30 End Bal   -20550  -19500  6750  10750 -17850 -4600 128000  12500 -2625  2625 -95500

Contribute        0       0     0  10000      0     0   3000      0     0     0  52000 65000
Borrowed      40000    2500     0      0    250   100      0    250     0     0  21900 65000
31 End Bal   -60550  -22000  6750  20750 -18100 -4700 131000  12250 -2625  2625 -65400

NU MONEY
POOL
BALANCES          0       0     0      0      0     0      0      0     0     0      0


        ATTACHMENT 10
NORTHEAST UTILITIES SYSTEM MONEY POOL
$000s
MONTH: NOV 1995  NUMBER OF DAYS: 30
               CL&P  WMECO   HWP   NNECO RRR  QUINN   PSNH    NAEC  HEC    NU   TCI   AGENT
CONS. BAL      1450  -11750  5250  29250 -17500 -4800  28600  22500 -1675  1675

1 Begin Bal  -60550  -22000  6750  20750 -18100 -4700 131000  12250 -2625  2625 -65400     0
Contribute        0       0     0      0    250     0      0      0     0     0  43500 43750
Borrowed          0    1000     0   1500      0     0   8500   5000     0     0  27750 43750
1 End Bal    -60550  -23000  6750  19250 -17850 -4700 122500   7250 -2625  2625 -49650

Contribute        0       0     0      0    750     0      0  11250     0     0  27750 39750
Borrowed          0       0   250   3250      0     0  12250      0     0     0  24000 39750
2 End Bal    -60550  -23000  6500  16000 -17100 -4700 110250  18500 -2625  2625 -45900

Contribute     3000       0     0      0      0     0      0      0     0     0  21900 24900
Borrowed          0     750     0   1000      0     0      0      0     0     0  23150 24900
3 End Bal    -57550  -23750  6500  15000 -17100 -4700 110250  18500 -2625  2625 -47150

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
4 End Bal    -57550  -23750  6500  15000 -17100 -4700 110250  18500 -2625  2625 -47150

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
5 End Bal    -57550  -23750  6500  15000 -17100 -4700 110250  18500 -2625  2625 -47150

Contribute     8000       0     0      0      0     0   1000      0     0     0  24000 33000
Borrowed          0    1000     0   3000      0     0      0      0     0     0  29000 33000
6 End Bal    -49550  -24750  6500  12000 -17100 -4700 111250  18500 -2625  2625 -52150

Contribute     8500    3000     0      0      0     0   8500      0     0     0      0 20000
Borrowed          0       0     0      0      0     0      0      0     0     0  20000 20000
7 End Bal    -41050  -21750  6500  12000 -17100 -4700 119750  18500 -2625  2625 -72150

Contribute     7000    1000     0      0      0     0   2350      0   750     0  23150 34250
Borrowed          0       0   500      0      0     0      0      0     0   750  33000 34250
8 End Bal    -34050  -20750  6000  12000 -17100 -4700 122100  18500 -1875  1875 -82000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
9 End Bal    -34050  -20750  6000  12000 -17100 -4700 122100  18500 -1875  1875 -82000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
10 End Bal   -34050  -20750  6000  12000 -17100 -4700 122100  18500 -1875  1875 -82000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
11 End Bal   -34050  -20750  6000  12000 -17100 -4700 122100  18500 -1875  1875 -82000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
12 End Bal   -34050  -20750  6000  12000 -17100 -4700 122100  18500 -1875  1875 -82000

Contribute    10000       0     0      0      0     0      0      0     0     0  29000 39000
Borrowed       6500       0     0   4500      0     0   1000   2000     0     0  25000 39000
13 End Bal   -30550  -20750  6000   7500 -17100 -4700 121100  16500 -1875  1875 -78000

Contribute    20000    3000     0      0      0     0      0    250     0     0  78000 10125
Borrowed          0       0     0   4500    250     0  67000      0     0     0  29500 10125
14 End Bal   -10550  -17750  6000   3000 -17350 -4700  54100  16750 -1875  1875 -29500

Contribute        0    1000     0      0      0     0      0      0     0     0  29500 30500
Borrowed        400       0     0    500      0   100  12000      0     0     0  17500 30500
15 End Bal   -10950  -16750  6000   2500 -17350 -4800  42100  16750 -1875  1875 -17500

Contribute    12250       0     0      0      0     0   2500      0     0     0  17500 32250
Borrowed       5000       0   250      0      0     0      0      0     0     0  27000 32250
16 End Bal    -3700  -16750  5750   2500 -17350 -4800  44600  16750 -1875  1875 -27000

Contribute     7500     500     0      0      0     0   3500      0     0     0  27000 38500
Borrowed          0       0   500   1750      0     0      0    250     0     0  36000 38500
17 End Bal     3800  -16250  5250    750 -17350 -4800  48100  16500 -1875  1875 -36000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
18 End Bal     3800  -16250  5250    750 -17350 -4800  48100  16500 -1875  1875 -36000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
19 End Bal     3800  -16250  5250    750 -17350 -4800  48100  16500 -1875  1875 -36000

Contribute     2000    5000  1500   4000      0     0      0      0     0     0  36000 48500
Borrowed          0       0     0      0      0     0   4000      0     0     0  44500 48500
20 End Bal     5800  -11250  6750   4750 -17350 -4800  44100  16500 -1875  1875 -44500

Contribute        0       0     0  19000      0     0   1000      0     0     0  44500 64500
Borrowed      11850    5000  1000      0    150     0      0      0     0     0  46500 64500
21 End Bal    -6050  -16250  5750  23750 -17500 -4800  45100  16500 -1875  1875 -46500

Contribute     2000       0     0      0      0     0      0      0  1000     0  23000 26000
Borrowed          0       0     0      0      0     0      0      0     0  1000  25000 26000
22 End Bal    -4050  -16250  5750  23750 -17500 -4800  45100  16500  -875   875 -48500

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
23 End Bal    -4050  -16250  5750  23750 -17500 -4800  45100  16500  -875   875 -48500

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
24 End Bal    -4050  -16250  5750  23750 -17500 -4800  45100  16500  -875   875 -48500

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
25 End Bal    -4050  -16250  5750  23750 -17500 -4800  45100  16500  -875   875 -48500

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
26 End Bal    -4050  -16250  5750  23750 -17500 -4800  45100  16500  -875   875 -48500

Contribute     3500    4000     0      0      0     0      0      0     0     0  48500 56000
Borrowed          0       0     0   1000      0     0      0      0     0     0  55000 56000
27 End Bal     -550  -12250  5750  22750 -17500 -4800  45100  16500  -875   875 -55000

Contribute    10000    2500     0      0      0     0   3500      0     0     0  33000 49000
Borrowed          0       0     0      0      0     0      0      0     0     0  49000 49000
28 End Bal     9450   -9750  5750  22750 -17500 -4800  48600  16500  -875   875 -71000

Contribute    12000    1000     0      0      0     0      0   3000     0     0  49000 65000
Borrowed      10000       0     0      0      0     0      0      0     0     0  55000 65000
29 End Bal    11450   -8750  5750  22750 -17500 -4800  48600  19500  -875   875 -77000

Contribute        0       0     0   6500      0     0      0   3000     0   800  32000 42300
Borrowed      10000    3000   500      0      0     0  20000      0   800     0   8000 42300
30 End Bal     1450  -11750  5250  29250 -17500 -4800  28600  22500 -1675  1675 -53000

NU MONEY
POOL
BALANCES          0       0     0      0      0     0      0      0     0     0      0






        ATTACHMENT 10
NORTHEAST UTILITIES SYSTEM MONEY POOL
$000s
MONTH: DEC 1995, NUMBER OF DAYS: 31
               CL&P  WMECO   HWP   NNECO RRR  QUINN   PSNH    NAEC  HEC    NU   TCI  AGENT

CONS. BAL    -10250  -24050  7000  27000 -16500 -4800  19100  -5500 -1675  9675

1 Begin Bal    1450  -11750  5250  29250 -17500 -4800  28600  22500 -1675  1675 -53000     0
Contribute        0       0     0      0    250     0   4750      0     0     0  23000 28000
Borrowed      10000    3000     0      0      0     0      0  15000     0     0      0 28000
1 End Bal     -8550  -14750  5250  29250 -17250 -4800  33350   7500 -1675  1675 -30000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
2 End Bal     -8550  -14750  5250  29250 -17250 -4800  33350   7500 -1675  1675 -30000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
3 End Bal     -8550  -14750  5250  29250 -17250 -4800  33350   7500 -1675  1675 -30000

Contribute     4500       0     0      0      0     0      0      0     0     0  30000 34500
Borrowed          0       0     0   6000      0     0   3000    500     0     0  25000 34500
4 End Bal     -4050  -14750  5250  23250 -17250 -4800  30350   7000 -1675  1675 -25000

Contribute     9500       0     0      0      0     0   4000      0     0     0  25000 38500
Borrowed          0       0   500      0      0     0      0      0     0     0  38000 38500
5 End Bal      5450  -14750  4750  23250 -17250 -4800  34350   7000 -1675  1675 -38000

Contribute     5500       0     0      0      0     0   3500      0     0     0  13000 22000
Borrowed          0       0     0      0      0     0      0      0     0     0  22000 22000
6 End Bal     10950  -14750  4750  23250 -17250 -4800  37850   7000 -1675  1675 -47000

Contribute     6000       0     0      0      0     0   2000      0     0     0  47000 55000
Borrowed          0       0     0   1000      0     0      0      0     0     0  54000 55000
7 End Bal     16950  -14750  4750  22250 -17250 -4800  39850   7000 -1675  1675 -54000

Contribute        0       0     0      0      0     0   2000      0     0     0  29000 31000
Borrowed          0       0     0   6000      0     0      0      0     0     0  25000 31000
8 End Bal     16950  -14750  4750  16250 -17250 -4800  41850   7000 -1675  1675 -50000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
9 End Bal     16950  -14750  4750  16250 -17250 -4800  41850   7000 -1675  1675 -50000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
10 End Bal    16950  -14750  4750  16250 -17250 -4800  41850   7000 -1675  1675 -50000

Contribute     3000    1000     0      0      0     0      0      0     0     0  50000 54000
Borrowed          0       0     0      0      0     0  28000   7000     0     0  19000 54000
11 End Bal    19950  -13750  4750  16250 -17250 -4800  13850      0 -1675  1675 -19000

Contribute     8500    1500     0      0      0     0   2000      0     0     0  19000 31000
Borrowed          0       0     0   1000      0     0      0      0     0     0  30000 31000
12 End Bal    28450  -12250  4750  15250 -17250 -4800  15850      0 -1675  1675 -30000

Contribute     8000    1500     0      0      0     0   1000      0     0     0  30000 40500
Borrowed          0       0     0   1500      0     0      0      0     0     0  39000 40500
13 End Bal    36450  -10750  4750  13750 -17250 -4800  16850      0 -1675  1675 -39000

Contribute     5500    1000     0      0      0     0   3000      0     0     0  39000 48500
Borrowed          0       0     0    250    250     0      0      0     0     0  48000 48500
14 End Bal    41950   -9750  4750  13500 -17500 -4800  19850      0 -1675  1675 -48000

Contribute        0     750     0      0      0     0      0   3000     0  3500  48000 55250
Borrowed       1000       0   250   2500      0     0   3500      0     0     0  48000 55250
15 End Bal    40950   -9000  4500  11000 -17500 -4800  16350   3000 -1675  5175 -48000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
16 End Bal    40950   -9000  4500  11000 -17500 -4800  16350   3000 -1675  5175 -48000

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
17 End Bal    40950   -9000  4500  11000 -17500 -4800  16350   3000 -1675  5175 -48000

Contribute        0       0  1000      0      0     0   3000   8000     0     0  48000 60000
Borrowed      40950    9050     0   6500      0     0      0      0     0  3500      0 60000
18 End Bal        0  -18050  5500   4500 -17500 -4800  19350  11000 -1675  1675      0

Contribute        0       0     0   4500      0     0   2000      0     0     0      0  6500
Borrowed       6500       0     0      0      0     0      0      0     0     0      0  6500
19 End Bal    -6500  -18050  5500   9000 -17500 -4800  21350  11000 -1675  1675      0

Contribute        0       0  2000  26000      0     0      0      0     0     0      0 28000
Borrowed      16500    6000     0      0      0     0   1500   4000     0     0      0 28000
20 End Bal   -23000  -24050  7500  35000 -17500 -4800  19850   7000 -1675  1675      0

Contribute     5500       0     0      0      0     0   3000      0     0     0      0  8500
Borrowed          0       0     0   1500      0     0      0   7000     0     0      0  8500
21 End Bal   -17500  -24050  7500  33500 -17500 -4800  22850      0 -1675  1675      0

Contribute     6250       0     0      0      0     0      0      0     0     0      0  6250
Borrowed          0       0   500   5000      0     0    750      0     0     0      0  6250
22 End Bal   -11250  -24050  7000  28500 -17500 -4800  22100      0 -1675  1675      0

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
23 End Bal   -11250  -24050  7000  28500 -17500 -4800  22100      0 -1675  1675      0

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
24 End Bal   -11250  -24050  7000  28500 -17500 -4800  22100      0 -1675  1675      0

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
25 End Bal   -11250  -24050  7000  28500 -17500 -4800  22100      0 -1675  1675      0

Contribute     5500       0     0      0      0     0      0      0     0     0      0  5500
Borrowed          0       0     0   1500      0     0   4000      0     0     0      0  5500
26 End Bal    -5750  -24050  7000  27000 -17500 -4800  18100      0 -1675  1675      0

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
27 End Bal    -5750  -24050  7000  27000 -17500 -4800  18100      0 -1675  1675      0

Contribute        0       0     0   1000    500     0   3500      0     0     0      0  5000
Borrowed       5000       0     0      0      0     0      0      0     0     0      0  5000
28 End Bal   -10750  -24050  7000  28000 -17000 -4800  21600      0 -1675  1675      0

Contribute      500       0     0      0    500     0      0   2500     0     0      0  3500
Borrowed          0       0     0   1000      0     0   2500      0     0     0      0  3500
29 End Bal   -10250  -24050  7000  27000 -16500 -4800  19100   2500 -1675  1675      0

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
30 End Bal   -10250  -24050  7000  27000 -16500 -4800  19100   2500 -1675  1675      0

Contribute        0       0     0      0      0     0      0      0     0     0      0     0
Borrowed          0       0     0      0      0     0      0      0     0     0      0     0
31 End Bal   -10250  -24050  7000  27000 -16500 -4800  19100   2500 -1675  1675      0
NU MONEY
POOL
BALANCES          0       0     0      0      0     0      0   8000     0 -8000      0

ATTACHMENT 11
CAPITAL CONTRIBUTIONS
DURING THE FOURTH QUARTER OF 1995, NORTHEAST UTILITIES MADE THE FOLLOWING CAPITAL CONTRIBUTIONS:
                    (000's)

10/4/95        $      500,000 COE
10/16/95       $    1,000,000 COE
10/23/95       $      500,000 COE
11/2/95        $      500,000 COE
11/17/95       $      300,000 COE
11/22/95       $    8,500,000 COE
12/7/95        $      500,000 COE
12/20/95       $    1,000,000 COE
















































UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of                                                 Quarterly
                                                            Certificate as
CONNECTICUT YANKEE ATOMIC POWER COMPANY                         to Partial
                                                            Consummation of
Berlin, Connecticut                                            Transaction

File No. 70-7255
File No. 70-7704
(Public Utility Holding Company Act of 1935)

     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Connecticut Yankee Atomic Power Company (The "Company") hereby certify that the Company entered into a $90 million Remarketable Eurodollar Credit and Letter of Credit Facility dated August 14, 1990 with the Toronto Dominion Bank and Trust Company as Agent Bank and The Tokai Bank, Limited, as issuing Bank (the "Credit Agreement"), in accordance with the Application/Declaration, as amended, filed by the Company; in this proceeding, and the Securities and Exchange Commission Order dated August 1, 1990 with respect thereto.

     During the period October 1, 1995 through December 31, 1995, the maximum
commercial paper outstanding at any one time was $19,000,000.   Commercial
paper outstanding on December 31, 1995 was $13,500,000.

Dated December 31, 1995


Connecticut Yankee Atomic Power Company
/s/Robert C. Aronson
Assistant Treasurer

January 30, 1996

Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141-0270

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Connecticut Yankee Atomic Power Company ("CY"), as specified by the Securities and Exchange Commission.

     Please be advised that in connection with the private distribution of CY commercial paper from October 1, 1995 through December 31, 1995, all sales and resales have been made to customers included on the confidential list of investors held here at Citicorp.

Sincerely,
/s/ Barbara Dietrich
Citicorp






UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
Northeast Utilities                                      Quarterly
Northeast Utilities Service Company                 Certificate as
The Connecticut Light and Power Company                  to Partial
Western Massachusetts Electric Company             Consummation of
Holyoke Water Power Company                       Transaction $360 Million
Northeast Nuclear Energy Company                 Regional Revolving
Rocky River Realty Company                          Credit Agreement

Berlin, Connecticut

File No. 70-8052

(Public Utility Holding Company Act of 1935)


     Pursuant to the Public Utility Holding Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies entered into a $360 million Regional Revolving Credit Agreement dated December 3, 1992 with Northeast Utilities Service Company as Agent, in accordance with the terms and conditions or, and for the purposes represented by, the Application/ Declaration, as amended, filed by the Companies in this proceeding, and the Securities and Exchange Commission Order November 23, 1992 with respect thereto.

      During the period October 1, 1995 through December 31, 1995, Northeast Utilities had $32,500,000 outstanding for the quarter.

Dated December 31, 1995

Northeast Utilities
/s/Robert C. Aronson
Assistant Treasurer